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                                                                    EXHIBIT 99.2


            REMINGTON ARMS COMPANY RETAINS GOLDMAN, SACHS & COMPANY
                         TO EVALUATE STRATEGIC OPTIONS



MADISON, N.C., April 9, 1998 - Remington Arms Company, Inc. today announced it has engaged the investment banking firm of Goldman, Sachs & Company to evaluate various strategic options that will ensure Remington's long-term competitiveness.

         The company said there is no certainty that there will be any change in the company's status as a result of this review.

         Founded in 1816, Remington Arms Company, Inc. is engaged in the design, manufacture, and sale of sporting good products for the hunting, shooting sports, and fishing markets. The company's product lines consist of firearms, ammunition, and hunting/gun care accessories sold under the Remington(R) name and other labels, fishing products sold under the Stren(R) name and other labels, and clay targets.